Issuer Free Writing Prospectus
Filed Pursuant to Rule 433
Registration Statement No. 333-173953
May 11, 2011
ANCESTRY.COM INC. PRICES SECONDARY OFFERING AT $42.00 PER SHARE
PROVO, Utah — Ancestry.com Inc. today announced the pricing of its secondary offering by selling stockholders of 4,350,000 shares of common stock at a price of $42.00 per share. In addition, the selling stockholders have granted the underwriters a 30-day option to purchase up to an additional 652,500 shares of common stock to cover over-allotments.
In addition, Ancestry.com announced that it agreed to repurchase approximately $50 million worth of its common stock, under its previously announced $125 million stock repurchase program, directly from its chief executive officer and affiliates of Spectrum Equity Investors V, L.P., the selling stockholders in the offering. The stock repurchase will be effected in a private, non-underwritten transaction at a price per share equal to the net proceeds per share the selling stockholders receive in the offering. Ancestry.com expects to use cash on hand to fund the repurchase of such shares.
Morgan Stanley and BofA Merrill Lynch are acting as joint book-running managers and representatives of the underwriters for the offering. Citi is acting as passive book-runner and Allen & Company and Piper Jaffray are acting as co-managers.
Ancestry.com has filed a registration statement (including a prospectus and preliminary prospectus supplement), Registration No. 333-173953, with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the Company has filed with the SEC for more complete information about the Company and this offering. You may get these documents for free by visiting EDGAR on the SEC website at www.sec.gov. Alternatively, copies of the prospectus supplement and accompanying prospectus relating to the offering, when available, may be obtained from: Morgan Stanley & Co. Incorporated, Prospectus Department, at 180 Varick Street, 2nd Floor, New York, NY 10014, and by phone at (866) 718-1649 or by emailing prospectus@morganstanley.com; or BofA Merrill Lynch, 4 World Financial Center, New York, NY 10080, Attention: Prospectus Department or by emailing dg.prospectus_requests@baml.com and by phone at 866-500-5408.
About Ancestry.com
Ancestry.com Inc. (Nasdaq: ACOM) is the world’s largest online family history resource, with over 1.6 million paying subscribers. More than 6 billion records have been added to the site in the past 14 years. Ancestry users have created more than 24 million family trees containing over 2.4 billion profiles. Ancestry.com Inc. has local Web sites directed at nine countries that help people discover, preserve and share their family history, including its flagship Web site at www.ancestry.com.
Forward-looking Statements
This press release contains forward-looking statements. These statements relate to future events or to future financial performance and involve known and unknown risks, uncertainties, and other factors that may cause our actual results, levels of activity, performance, or achievements to be materially different from those anticipated in these forward-looking statements. In some cases, you can identify forward-looking statements by the use of words such as “appears,” “may,” “designed,” “expect,” “intend,” “focus,” “seek,” “anticipate,” “believe,” “estimate,” “predict,” “potential,” “should,” “continue” or “work” or the negative of these terms or other comparable terminology. These statements include statements regarding the offering and the repurchase of shares. These forward-looking statements are based on information available to us as of the date of this press release. Forward-looking statements involve a number of risks and uncertainties that could cause actual results to differ materially from those anticipated by these forward-looking statements. Such risks and uncertainties include a variety of factors, some of which are beyond our control. In particular, such risks and uncertainties include market conditions. Information concerning these and other factors that could cause results to differ materially from those contained in the forward-looking statements is contained under the caption “Risk Factors” in the prospectus supplement related to the offering, and in discussions in other of our SEC filings.
These forward-looking statements should not be relied upon as representing our views as of any subsequent date and we assume no obligation to publicly update or revise these forward-looking statements for any reason, whether as a result of new information, future events, or otherwise.

For more information:

Investors:	Media:
Ancestry.com Inc.	Ancestry.com Inc.
Ryan Ostler	Heather Erickson
(801) 705-7942	(801) 705-7104
rostler@ancestry.com	herickson@ancestry.com